                                  FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 1996

                                     OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

                       Commission file number 1-11733


        A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                    American States Financial Corporation
                 Employees' Savings and Profit-Sharing Plan


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    American States Financial Corporation
                          500 North Meridian Street
                         Indianapolis, Indiana 46204

                             Financial Statements
                                and Schedules


     American States Financial Corporation Employees' Savings and Profit-
                                 Sharing Plan


                    Period from June 24, 1996 (inception)
                             to December 31, 1996
                     with Report of Independent Auditors

               American States Financial Corporation Employees'
                       Savings and Profit-Sharing Plan


                             Financial Statements
                                and Schedules

          Period from June 24, 1996 (inception) to December 31, 1996




Contents

Report of Independent Auditors

Audited Financial Statements

Statement of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements

Schedules

Schedule of Assets Held for Investment Purposes
Schedule of Reportable Transactions

Report of Independent Auditors

Lincoln National Corporation Benefits Investment Committee
American States Financial Corporation

We have audited the accompanying statement of net assets available for plan benefits of the American States Financial Corporation Employees' Savings and Profit-Sharing Plan as of December 31, 1996 and the related statement of changes in net assets available for plan benefits for the period from June 24, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996, and the changes in its net assets available for plan benefits for the period from June 24, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the period from June 24, 1996 (inception) to December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ Ernst & Young LLP


Fort Wayne, Indiana
May 8, 1997

              American States Financial Corporation Employees'
                       Savings and Profit-Sharing Plan

             Statement of Net Assets Available for Plan Benefits

                              December 31, 1996


Assets
Investments:
  Common stock:
    American States Financial Corporation                       $  2,145,281
    Lincoln National Corporation                                  78,170,636
  Segregated investment accounts-The Lincoln
    National Life Insurance Company Separate Accounts             50,999,168
  Unallocated insurance contracts-The Lincoln
    National Life Insurance Company                               47,685,234
  Participant loans                                                7,105,124
Total investments                                                186,105,443

Cash and invested cash                                             2,221,512
Accrued interest receivable                                           20,474
Contributions receivable from participating employers              5,899,089
Miscellaneous receivables                                             19,460
Total assets                                                     194,265,978

Liability-miscellaneous payables                                   1,510,078
Net assets available for plan benefits                          $192,755,900


See accompanying notes.

               American States Financial Corporation Employees'
                       Savings and Profit-Sharing Plan

        Statement of Changes in Net Assets Available for Plan Benefits

          Period from June 24, 1996 (inception) to December 31, 1996



Additions:
  Net realized and unrealized appreciation
    in fair value of investments                                $ 10,845,601
  Investment income:
    Dividends                                                        733,742
    Interest:
      The Lincoln National Life Insurance Company                  1,434,520
      Other                                                          349,927
    Total interest                                                 1,784,447
  Total investment income                                          2,518,189

  Contributions:
    Employees                                                      4,558,854
    Participating employers
      (net of forfeitures:  1996-$15,794)                          6,560,216
  Total contributions                                             11,119,070

  Transfer from the Lincoln National Corporation
    Employees' Savings and Profit-Sharing Plan                   175,764,524
Total additions                                                  200,247,384

Deductions:
  Distributions to participants                                    7,413,827
  Administrative expenses                                             77,657
Total deductions                                                   7,491,484

Net increase in net assets available for
  plan benefits and net assets available
  for plan benefits at end of the year                          $192,755,900

See accompanying notes.

               American States Financial Corporation Employees'
                       Savings and Profit-Sharing Plan

                        Notes to Financial Statements




1.  Significant Accounting Policies

Investments

The investments in American States Financial Corporation (the "Company") common stock and Lincoln National Corporation ("LNC") common stock are valued at the last reported sales price per the national securities exchange on the last business day of the year. The fair value of the participation units owned by American States Financial Corporation Savings and Profit-Sharing Plan (the "Plan") in segregated investment accounts is based on quoted redemption value on the last business day of the year.

The unallocated insurance contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions made plus interest at the contract rate.

Participant loans are valued at cost which approximates fair value.

Use of Estimates

Preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liability at the date of the financial statements and the related amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  Description of the Plan

Effective May 28, 1996, LNC, the Company's parent, closed an initial public offering of 17% of the Company's common stock. Subsequently, the Company adopted the Plan, which constitutes a spin-off and continuation of the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan (the "LNC Plan"). The Plan became effective June 24, 1996 and the account balances, which totaled $175,764,524, of LNC Plan participants who were employees or former employees of the Company or its subsidiaries ("Employer Companies") were transferred to the Plan as of that date.

The Plan is a contributory, defined contribution plan which covers eligible employees of the Employer Companies. Any person 21 years of age or older who is an employee of the Employer Companies is eligible to enroll in the Plan on the next Plan entry date if the person has been employed by the Employer Companies or any of its affiliates for at least one year. A participant may make pretax contributions at a rate of at least 1%, but not more than 15% of compensation, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

The participants are fully vested in their contributions and direct the Plan to invest their contributions in the investment options as described in Note 4. Participants can direct employer contributions, but only after the contributions have been in the Plan for two full plan years following the year for which they were contributed. The Employer Companies contributions are invested in the ASFC Common Stock Fund.

The Employer Companies contribute to the Plan an amount equal to a participant's contributions to the Plan, not to exceed 6%, multiplied by a percentage, ranging from 25% to 150%, which varies according to the Company's performance, as defined in the Plan agreement. Additionally, the Employer Companies will make a one-time special contribution to those participants who were participants in the LNC Plan prior to June 24, 1996. This contribution will be made in LNC common stock in accordance with the formula used by the LNC Plan and represents the matching contribution for the period from January 1, 1996 to June 23, 1996.

The Employer Companies' contributions vest based upon years of service as defined in the Plan document as follows:


     Years of Service                                           Percent Vested
        1                                                              0%
        2                                                             50%
        3 or more                                                    100%

The Company has the right in accordance with the Plan to discontinue contributions at any time and terminate participation in the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000, but not more than the total value of the participant's account excluding employer contributions that have not been in the Plan for two full years less the highest outstanding loan balance in the previous twelve-month period.

Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a five year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Each participant's account is credited with the participant's contribution as well as matching contributions and with allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited nonvested amounts are used to reduce future Employer Companies' contributions.

3.  Investments

Individual investments greater than 5% of Net Assets Available for Benefits at December 31, 1996 are as follows:


                                                 Shares/           Market
                                                Par Value           Value
        Common stock-Lincoln
          National Corporation                  1,488,965        $78,170,636
        Segregated investment accounts:
          Core Equity Fund                      1,623,644.967     13,447,213
          Medium Capitalization Equity Fund     1,404,387.133     12,730,427

        Unallocated insurance contracts       $47,685,234         47,685,234

The unallocated insurance contracts earned an average interest rate of approximately 6.8% in 1996. The credited interest rate for new contributions at December 31, 1996 was 7.0%. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rates for the remaining contract value balance at December 31, 1996 was 6.8%, and is determined based upon the performance of Lincoln Life's general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.5%
for the first 5 contract years, 4.0% for years 6-10 and 3.5% following year 10. The guarantee is based on Lincoln Life's ability to meet its financial obligations from its general assets. Restrictions may apply to the aggregate movement of funds to other investment options. The fair value of the unallocated insurance contracts approximates contract value. Participants are allocated interest on the unallocated insurance contracts based on the average rate earned on all Plan investments in unallocated insurance contracts.

American States Financial Corporation Employees'
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4.  Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

                                                                                        December 31, 1996
                                                                                        Investment Options
                                                                        Total           1               2               3
Assets
Investments:
  Common stock                                                       $ 80,315,917   $ 2,145,281     $78,170,636
  Segregated investment accounts                                       50,999,168                                   $4,416,929
  Unallocated insurance contracts                                      47,685,234
  Participant loans                                                     7,105,124
Total investments                                                     186,105,443     2,145,281      78,170,636      4,416,929

Cash and invested cash                                                  2,221,512       520,261         279,376         32,986
Accrued interest receivable                                                20,474
Contributions receivable from participating employers                   5,899,089     2,507,583       3,391,506
Miscellaneous receivables                                                  19,460        19,460
Total assets                                                         $194,265,978    $5,192,585     $81,841,518     $4,449,915

Liability-miscellaneous payables                                        1,510,076             0         673,005          7,723
Net assets available for plan benefits                               $192,755,900    $5,192,585     $81,168,513     $4,442,192

                                                                                        December 31, 1996
                                                                                        Investment Options
                                                                          4             5               6               7
Assets
Investments:
  Common stock
  Segregated investment accounts                                                    $13,447,213     $12,730,427     $4,296,690
  Unallocated insurance contracts                                     $47,685,234
  Participant loans
Total investments                                                      47,685,234    13,447,213      12,730,427      4,296,690

Cash and invested cash                                                    488,913       191,734         177,738        160,688


Accrued interest receivable
Contributions receivable from
  participating employers
Miscellaneous receivables
Total assets                                   48,174,147      13,638,947      12,908,165     4,457,378

Liability-miscellaneous payables                  272,577         102,697         148,652        13,106
Net assets available for plan benefits        $47,901,570     $13,536,250     $12,759,513    $4,444,272

                                                                December 31, 1996
                                                                Investment Options
                                                   8                9              10             11
Assets
Investments:
  Common Stock
  Segregated investment accounts              $ 3,073,932     $ 5,810,846     $ 2,167,717    $  518,773
  Unallocated insurance contracts
  Participant loans
Total investments                               3,073,932       5,810,846       2,167,717       518,773

Cash and invested cash                             46,916         170,380          12,774         7,087
Accrued interest receivable
Contributions receivable from
  participating employers
Miscellaneous receivables
Total assets                                    3,120,848       5,981,226       2,180,491       525,860

Liability-miscellaneous payables                   24,483         152,305           2,224         5,707
Net assets available for plan benefits        $ 3,096,365     $ 5,828,921     $ 2,178,267    $  520,153

                                                                December 31, 1996
                                                                Investment Options
                                                   12               13              14           Loans
Assets
Investments:
  Common Stock
  Segregated investment accounts              $ 1,138,608     $ 1,374,404     $ 2,023,629
  Unallocated insurance contracts
  Participant loans                                                                          $7,105,124
Total investments                               1,138,608       1,374,404       2,023,629     7,105,124

Cash and invested cash                              7,338          18,615          64,172        42,534
Accrued interest receivable                                                                      20,474

Contributions receivable from
  participating employers
Miscellaneous receivables
Total assets                                    1,145,946       1,393,019       2,087,801       7,168,132

Liability-miscellaneous payables                    4,839           7,393          52,833          42,534
Net assets available for plan benefits         $1,141,107      $1,385,626      $2,034,968      $7,125,598

American States Financial Corporation Employees'
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4.  Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                  From July 24, 1996 (inception) to December 31, 1996
                                                                   Investment Options
                                                    Total            1                2              3
Additions:
  Net realized and
    unrealized appreciation
    in fair value of investments                $ 10,845,601    $  157,680      $ 8,300,863     $  181,278
  Investment income:
    Dividends                                        733,742        15,709          718,033
    Interest                                       1,784,447
  Total investment income                          2,518,189        15,709          718,033              0

  Contributions:
    Employees                                      4,558,854       553,334                          90,967
    Participating employers
      (net of forfeitures)                         6,560,216     3,183,493        3,376,723
  Total contributions                             11,119,070     3,736,827        3,376,723         90,967

  Transfer from the Lincoln National
    Corporation Employees' Savings
    and Profit-Sharing Plan                      175,764,524             0       76,082,981      4,592,411
Total additions                                  200,247,384     3,910,216       88,478,600      4,864,656

Deductions:
  Distributions to participants                                        (7,413,827)      (19,253)     (3,076,080)      (222,353)
  Administration expenses                                                 (77,657)       (5,725)        (70,664)           (66)
  Net transfers                                                                 0     1,307,347      (4,163,343)      (200,045)
Total deductions                                                       (7,491,484)    1,282,369      (7,310,087)      (422,464)

Net increase in net assets available for plan benefits and
  net assets available for plan benefits at end of the year          $192,755,900    $5,192,585     $81,168,513     $4,442,192

                                                                      From July 24, 1996 (inception) to December 31, 1996
                                                                                        Investment Options
                                                                          4             5               6               7
Additions:
  Net realized and unrealized appreciation
    in fair value of investments                                                     $ 1,042,018    $   243,216     $  106,959
  Investment income:
    Dividends
    Interest                                                         $ 1,434,520
  Total investment income                                              1,434,520
  Contributions:
    Employees                                                            896,627         558,554        747,821        206,073
    Participating employers (net of forfeitures)
  Total contributions                                                    896,627         558,554        747,821        206,073

  Transfer from the Lincoln National Corporation
    Employees' Savings and Profit-Sharing Plan                        47,006,178      11,818,472     11,272,913      4,703,573
Total additions                                                       49,337,325      13,419,044     12,263,950      5,016,605

Deductions:
  Distributions to participants                                       (2,172,221)       (292,897)      (399,378)      (644,806)
  Administration expenses                                                   (628)           (143)          (139)           (68)
  Net transfers                                                          737,094         410,246        895,080         72,541
Total deductions                                                      (1,435,755)        117,206        495,563       (572,333)

Net increase in net assets available for plan benefits and
  net assets available for plan benefits at end of the year          $47,901,570     $13,536,250    $12,759,513     $4,444,272


                                                 From July 24, 1996 (inception) to December 31, 1996
                                                                Investment Options
                                                    8               9              10            11
Additions:
  Net realized and
    unrealized appreciation
    in fair value of investments              $  164,632      $  383,035      $  102,322     $ 40,306
  Investment income:
    Dividends
    Interest
  Total investment income

  Contributions:
    Employees                                    148,979         416,732         279,398       66,865
    Participating employers
      (net of forfeitures)
  Total contributions                            148,979         416,732         279,398       66,865

  Transfer from the Lincoln National
    Corporation Employees' Savings
    and Profit-Sharing Plan                    2,976,419       4,699,957       1,480,296      409,847
Total additions                                3,290,030       5,499,724       1,862,016      517,018

Deductions:
  Distributions to participants                  (75,968)       (117,816)        (62,585)     (39,294)
  Administration expenses                            (47)            (71)            (30)          (7)
  Net transfers                                 (117,650)        447,084         378,866       42,436
Total deductions                                (193,665)        329,197         316,251        3,135

Net increase in net assets available for
  plan benefits and net assets available
  for plan benefits at end of the year        $3,096,365      $5,828,921      $2,178,267     $520,153

                                                 From July 24, 1996 (inception) to December 31, 1996
                                                                Investment Options
                                                    12              13              14          Loans
Additions:
  Net realized and
    unrealized appreciation
    in fair value of investments              $    5,908      $  111,494       $   5,890

Investment income:
  Dividends
  Interest                                                                                                          $  349,927
Total investment income                                                                                                349,927

Contributions:
  Employees                                                               157,933       199,404         236,167
  Participating employers (net of forfeitures)
Total contributions                                                       157,933       199,404         236,167

  Transfer from the Lincoln National Corporation
    Employees' Savings and Profit-Sharing Plan                            882,793       950,784       1,543,572      7,344,328
Total additions                                                         1,046,634     1,261,682       1,785,629      7,694,255

Deductions:

  Distributions to participants                                           (32,153)      (47,498)        (42,800)      (168,725)
  Administration expenses                                                     (19)          (18)            (32)
  Net transfers                                                           126,645       171,460         292,171       (399,932)
Total deductions                                                           94,473       123,944         249,339       (568,657)

Net increase in net assets available for plan benefits and
  net assets available for plan benefits at end of the year            $1,141,107    $1,385,626      $2,034,968     $7,125,598


American States Financial Corporation Employees'
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


4. Investment Options (continued)

Information with respect to investment options is as follows:

   Option       Description of Investment Option

      1 ASFC Common Stock Fund, which invests in shares of American States Financial Corporation's common stock. No transfers of participant account balances may be made to this fund if the sum of the value of the fund's common shares, cash, cash equivalents, and other investments exceeds the value of 2,000,000 shares of ASFC common stock. Additionally, no shares shall be purchased if the aggregate number of shares reaches 3,000,000. In this event, employer matching contributions shall be made to an alternative investment option;

      2 LNC Common Stock Fund, which invests in shares of Lincoln National Corporation's common stock. Except for a special employer contribution covering the period from January 1, 1996 to June 23, 1996, no new employer or participant contributions may be made to this investment option;

      3 Government Bond Fund, which directly or indirectly invests primarily in fixed income securities issued by the United States Government;

      4 Guaranteed Fund, which invests primarily in contracts which guarantee a rate of return and principal;

      5 Core Equity Fund, which directly or indirectly invests primarily in the common stock of established companies;

     6 Medium Capitalization Equity Fund, which directly or indirectly invests primarily in the stock of new, rapid growth companies;

     7 Short-Term Fund, which directly or indirectly invests primarily in notes of government agencies and private corporations;

     8 Government/Corporate Bond Fund, which directly or indirectly invests primarily in corporate and U.S. government bonds and mortgage-backed securities;

     9 Large Capitalization Equity Fund, which directly or indirectly invests primarily in high-risk common stocks which have the potential for a significant appreciation in value over an 18 to 24 month period;

     10 Balanced Fund, which directly or indirectly invests in three different asset classes; stocks, bonds and money market instruments, which provide growth through the stock portion and reduced risk through the bond and money market portion;

     11 High Yield Bond Fund, which directly or indirectly invests primarily in below-investment-grade bonds, providing higher rates of return to compensate higher risk;

     12 Small Capitalization Equity Fund, which directly or indirectly invests primarily in the stock of new, rapid growth companies;

     13 Value Equity Fund, which invests primarily in large capitalization stocks of conservative companies that are industry leaders;

     14 International Equity Fund, which directly or indirectly invests primarily in stocks of non-United States companies;

At December 31, 1996, the net assets in the ASFC Common Stock Fund and in the LNC Common Stock Fund not subject to participant direction was $3,225,213 and $11,276,609, respectively.

Investment options 3 through 14 are provided by a group annuity contract issued by Lincoln Life.

Interest charged on new loans to participants is established monthly based upon prevailing rates for similar loans. Loans are repaid over 1, 3, 5, 10, 15 or 20 year periods depending on the purpose of the loan or when a participant withdraws from the Plan.

5.  Income Tax Status

The Plan has applied for but has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 ("Code"). However, the Plan administrator represents that the Plan is qualified and, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code and the Employee Retirement Income Security Act of 1974 to maintain its tax-exempt status. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the qualification of the Plan.

6.  Transactions With Parties-In-Interest

At December 31, 1996, the Plan has investments in the common stock of the Company and LNC of $2,145,281 and $78,170,636, respectively, and has investments in segregated investment accounts and unallocated insurance contracts with Lincoln Life of $50,999,168 and $47,685,234, respectively. These investments represent 1.1%, 40.6%, 26.5% and 24.7% of net assets, respectively. The Company, LNC, and Lincoln Life operate predominately in the insurance and financial services industries.

The Company and certain affiliates provide certain administrative services at no charge to the Plan. Trustee fees and additional expenses incurred solely for the ASFC Stock Fund and the LNC Stock Fund are charged directly to those funds. Audit fees are charged to earnings of all investment funds based upon the market value of the respective funds applicable to each investment option. These transactions are exempt.

7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits at December 31 per the financial statements to Form 5500:

        Net assets available for plan                                1996
          benefits per the financial statements                 $192,755,900
        Less amounts allocated to withdrawing participants         1,112,642
        Net assets available for plan benefits per Form 5500    $191,643,258

The following is a reconciliation of distributions to participants per the financial statements to Form 5500:
                                                                     1996
        Distributions to participants
          per the financial statements                            $7,413,827
        Plus amounts allocated to withdrawing
          participants at end of the year                          1,112,642
        Distributions to participants per Form 5500               $8,526,469

Amounts allocated to withdrawing participants are recorded on Form 5500 for distributions that have been processed and approved for payment prior to year end but have not yet been paid.

                                   Schedules

Item 27a

American States Financial Corporation Employees'
Savings and Profit-Sharing Plan

Schedule of Assets Held for Investment Purposes

December 31, 1996

                                                         (c)
                                               Description of Investment
            (b)                                   Including Maturity                                        (e)
Identity of Issue, Borrower,                    Date, Rate of Interest,                 (d)               Current
  Lessor or Similar Party                        Par or Maturity Value                  Cost               Value
Common stock:
  American States
    Financial Corporation*                           80,976 shares                   $ 1,991,427         $ 2,145,281
  Lincoln National Corporation*                   1,488,965 shares                    57,795,298          78,170,636
Total common stock                                                                    59,786,725          80,315,917
Segregated investment
  accounts-The Lincoln
  National Life Insurance
  Company Separate Accounts*:

    Government Bond Fund                      2,934,087.954 participation units        3,317,560             4,416,929

    Core Equity Fund                          1,623,644.967 participation units        8,025,932            13,447,213

    Medium Capitalization Equity Fund         1,404,387.133 participation units        8,123,730            12,730,427

    Short-Term Fund                             485,933.594 participation units        3,647,447             4,296,690

    Government/Corporate Bond Fund              626,622.908 participation units        2,436,504             3,073,932

    Large Capitalization Equity Fund          1,011,368.284 participation units        4,199,125             5,810,846

    Balanced Fund                               491,719.077 participation units        1,942,199             2,167,717

    High Yield Bond Fund                        248,978.086 participation units          458,160               518,773

    Small Capitalization Equity Fund            349,967.039 participation units        1,065,260             1,138,608

    Value Equity Fund                           863,240.778 participation units             1,168,189             1,374,404

    International Equity Fund                   403,544.532 participation units             1,861,404             2,023,629
Total segregated investment accounts                                                       36,245,510            50,999,168

Unallocated insurance contracts--
  The Lincoln National Life
  Insurance Company*                           $47,685,234 par value                       33,648,026            47,685,234

Participant loans                            Various loans at interest rates
                                               varying from 6.5% to 12%
                                               due from 1997 to 2016.                       7,105,124             7,105,124
                                                                                         $136,785,385          $186,105,443


*  Indicates party-in-interest to the Plan.


Item 27d
American States Financial Corporation Employees'
Savings and Profit-Sharing Plan

Schedule of Reportable Transactions

Period from July 24, 1996 (inception) to December 31, 1996

                                                                                                         (h)
                                                                                                    Current Value      (i)
     (a)                                                          (c)         (d)          (g)       of Assets on      Net
 Identity of                        (b)                        Purchase     Selling      Cost of     Transaction       Gain
Party Involved              Description of Assets                Price       Price       Assets         Date          (Loss)
Category (i)-Single transaction in excess of 5 percent of plan assets.
Lincoln National            Unallocated insurance contracts
  Life Insurance Company      Transfer (1)                      $   0        $   0     $47,006,178    $47,006,178      $   0

Lincoln National            Core Equity Fund
  Life Insurance Company      Transfer (1)                          0            0      11,818,472     11,818,472          0

Lincoln National            Medium Capitalization Equity Fund
  Life Insurance Company      Transfer (1)                          0            0      11,272,913     11,272,913          0


Category (iii)-Series of transactions in excess of 5 percent of plan assets.

Norwest Bank            Lincoln National Corporation
                          shares of common stock:
                            Purchases                    9,357,891               0       9,357,891       9,357,891              0
                            Sales                                0      15,571,099      12,461,640      15,571,099      3,109,459
                            Transfer (1)                         0               0      76,082,981      76,082,981              0

Notes: Columns (e) and (f), and categories (ii) and (iv) are not applicable.

    The threshold for determining reportable transactions has been based on beginning of period net assets after the transfer from the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan.

(1) Amount relates to the transfer of assets from the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan.

                                   SIGNATURES


        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    American States Financial Corporation
                                 Employees' Savings and Profit-Sharing Plan
                                                 (Name of Plan)



Dated June 30, 1997                     /s/ Lynda D. Van Kirk
                                -------------------------------------------
                                                (Signature)
                                Name: Lynda D. Van Kirk
                                Title: Vice President, American States
                                        Financial Corporation

                                INDEX TO EXHIBIT



Exhibit No.              Description of Exhibit                  Page
-----------              ----------------------                  ----
    23               Consent of Independent Auditors              27